UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                        PURADYN FILTER TECHNOLOGIES INC.
     ----------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
                   ------------------------------------------
                         (Title of Class of Securities)

                                   872405105
                                  -----------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                  ------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               December 27, 2002
                              -------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                               Page 1 of 13 Pages
                             Exhibit Index: Page 11

                                  SCHEDULE 13D

CUSIP No. 872405105                                           Page 2 of 13 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]


6        Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
 Number of                                  4,570,000
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   4,570,000
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,570,000

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


13       Percent of Class Represented By Amount in Row (11)

                                            29.23%

14       Type of Reporting Person (See Instructions)

                  OO; IV

                                 SCHEDULE 13D

CUSIP No. 872405105                                           Page 3 of 13 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]


6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  4,570,000
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   4,570,000
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,570,000

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


13       Percent of Class Represented By Amount in Row (11)

                                            29.23%

14       Type of Reporting Person (See Instructions)

                  PN; IA

                                 SCHEDULE 13D

CUSIP No. 872405105                                           Page 4 of 13 Pages



1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]


6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  4,570,000
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   4,570,000
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,570,000

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


13       Percent of Class Represented By Amount in Row (11)

                                            29.23%

14       Type of Reporting Person (See Instructions)

                  CO

                                 SCHEDULE 13D

CUSIP No. 872405105                                           Page 5 of 13 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]


6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  4,570,000
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   4,570,000
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,570,000

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


13       Percent of Class Represented By Amount in Row (11)

                                            29.23%

14       Type of Reporting Person (See Instructions)

                  OO; IA

                                 SCHEDULE 13D

CUSIP No. 872405105                                           Page 6 of 13 Pages



1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]


6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  4,570,000
  Shares
Beneficially               8        Shared Voting Power
Owned By                                    0
   Each
 Reporting                 9        Sole Dispositive Power
   Person                                   4,570,000
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,570,000

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


13       Percent of Class Represented By Amount in Row (11)

                                            29.23%

14       Type of Reporting Person (See Instructions)

                  IA

                                                              Page 7 of 13 Pages


         This Amendment No. 4 to Schedule 13D relates to shares of Common Stock, $0.001 par value per share (the "Shares"), of Puradyn Filter Technologies Inc. (the "Issuer"). This Amendment No. 4 supplementally amends the initial statement on Schedule 13D, dated June 30, 1997, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 4 is being filed by the Reporting Persons to supplementally amend Item 2 herein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.  Identity and Background

                  This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i)      Quantum Industrial Partners LDC ("QIP");

                  (ii)     QIH Management Investor, L.P. ("QIHMI");

                  (iii)    QIH Management, Inc. ("QIH Management");

                  (iv)     Soros Fund Management LLC ("SFM LLC"); and

                  (v)      Mr. George Soros ("Mr. Soros").

                  This Statement relates to the Shares held for the accounts of QIP.

                              The Reporting Persons

                  Set forth in Annex A hereto, and incorporated herein by reference, is updated information concerning the identity and background of the current directors and officers of QIP and QIH Management.

                  On December 27, 2002, Mr. Soros appealed a decision of the 11e Chambre du Tribunal Correctionnel in Paris, France that fined him $2.28 million on December 20, 2002 based on a finding of insider trading with respect to trading in securities of Societe Generale in 1988. Mr. Soros has elected to provide the foregoing information on a voluntary basis.

Item 5.  Interest in Securities of the Issuer

         (a) Each of QIP, QIHMI, QIH Management, SFM LLC and Mr. Soros may be deemed the beneficial owner of 4,570,000 Shares held for the account of QIP (approximately 29.23% of the total number of Shares outstanding).

         (b) Each of QIP, QIHMI, QIH Management, SFM LLC and Mr. Soros (by virtue of the QIP contract) may be deemed to have the sole power to direct the voting and disposition of the 4,570,000 Shares held for the account of QIP.

         (c) There have been no transactions effected with respect to the Shares since November 1, 2002 (sixty days prior to the date hereof) by any of the Reporting Persons.

         (d) The shareholders of QIP, including Quantum Industrial Holdings, Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sales of, the Shares held for the account of QIP in accordance with their ownership interests in QIP.

                                                              Page 8 of 13 Pages


         (e)      Not applicable.

Item 7.  Material to be Filed as Exhibits

         The Exhibit Index is incorporated herein by reference.

                                                              Page 9 of 13 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: December 31, 2002             QUANTUM INDUSTRIAL PARTNERS LDC

                                    By: /s/  Richard D. Holahan, Jr.
                                        -----------------------------------
                                        Richard D. Holahan, Jr.
                                        Attorney-in-Fact

                                    QIH MANAGEMENT INVESTOR, L.P.

                                    By:  QIH Management, Inc.,
                                         its General Partner

                                    By: /s/  Richard D. Holahan, Jr.
                                        ---------------------------------
                                        Richard D. Holahan, Jr.
                                        Vice President

                                    QIH MANAGEMENT, INC.

                                    By: /s/  Richard D. Holahan, Jr.
                                        -----------------------------------
                                        Richard D. Holahan, Jr.
                                        Vice President

                                    SOROS FUND MANAGEMENT LLC

                                    By: /s/  Richard D. Holahan, Jr.
                                        -----------------------------------
                                        Richard D. Holahan, Jr.
                                        Assistant General Counsel

                                    GEORGE SOROS

                                    By: /s/  Richard D. Holahan, Jr.
                                        -----------------------------------
                                        Richard D. Holahan, Jr.
                                        Attorney-in-Fact

                                                             Page 10 of 13 Pages

                                     ANNEX A

            Directors and Officers of Quantum Industrial Partners LDC

Name/Title/Citizenship        Principal Occupation       Business Address
----------------------        --------------------       ----------------
 Curacao Corporation          Managing Director of       Kaya Flamboyan 9
 Company N.V.                 Netherlands Antilles       Willemstad
  Managing Director           corporations               Curacao,
  (Netherlands Antilles)                                 Netherlands Antilles

 Inter Caribbean Services     Administrative services    Citco Building
  Limited                                                Wickhams Cay
  Secretary                                              Road Town
  (British Virgin Islands)                               Tortola
                                                         British Virgin Islands


                 Directors and Officers of QIH Management, Inc.

Name/Title/Citizenship        Principal Occupation          Business Address
----------------------        --------------------          ----------------
  Frank V. Sica               Managing Partner of Soros     888 Seventh Avenue
  Director and President      Private Equity Partners LLC   28th Floor
  (United States)                                           New York, NY  10106

  Armando Belly               General Counsel of SFM LLC    888 Seventh Avenue
  Director and Secretary                                    33rd Floor
  (United States)                                           New York, NY  10106

  Dan Eule                    Tax Director of SFM LLC       888 Seventh Avenue
  Director                                                  33rd Floor
  (United States)                                           New York, NY  10106

  Eve Mongiardo               Chief Financial Officer of    888 Seventh Avenue
  Director and Treasurer      Soros Private Funds           28th Floor
  (United States)             Management LLC                New York, NY  10106

  Richard D. Holahan, Jr.     Assistant General Counsel     888 Seventh Avenue
  Vice President              of SFM LLC                    33rd Floor
  (United States)                                           New York, NY  10106

                  To the best of the Reporting Persons' knowledge:

                   (a) None of the above persons hold any Shares.

                   (b) None of the above persons has any contracts,
                       arrangements or relationships with respect to the Shares.

                                                             Page 11 of 13 Pages

                                  EXHIBIT INDEX


Q.       Power of Attorney, dated as of October 30, 2002,
         granted by Mr. George Soros in favor of Mr. Armando
         T. Belly, Ms. Jodye Anzalotta, Mr. John F. Brown,
         Ms. Maryann Canfield, Mr. Richard D. Holahan, Jr.
         and Mr. Robert Soros....................................        12


R.       Power of Attorney, dated as of February 13, 2002, granted
         by Quantum Industrial Partners LDC in favor of Mr.
         Armando T. Belly, Ms. Jodye Anzalotta, Ms. Maryann
         Canfield, Mr. Sean Cullinan, Mr. Richard D.
         Holahan, Jr. and Mr. Robert Soros........................       13

                                                             Page 12 of 13 Pages


                                POWER OF ATTORNEY


                                                                       EXHIBIT Q


KNOW ALL MEN BY THESE PRESENT, that I, GEORGE SOROS, hereby make, constitute and appoint each of ARMANDO T. BELLY, JODYE ANZALOTTA, JOHN F. BROWN, MARYANN CANFIELD, RICHARD D. HOLAHAN, JR. and ROBERT SOROS acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chairman of, member of or in other capacities with Soros Fund Management LLC ("SFM LLC") and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to
Section 13(f) of the Act.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

Execution of this power of attorney revokes that certain Power of Attorney dated as of the 15th day of January 2002 with respect to the same matters addressed above.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 30th day of October, 2002.



                                                 /s/ George Soros
                                                 -------------------------------
                                                 GEORGE SOROS

                                                             Page 13 of 13 Pages

                                                                       EXHIBIT R

                         QUANTUM INDUSTRIAL PARTNERS LDC
                                POWER OF ATTORNEY


KNOW ALL MEN BY THESE PRESENT, that the undersigned QUANTUM INDUSTRIAL PARTNERS LDC (the "Company"), an exempted limited duration company existing and operating under the laws of the Cayman Islands does, pursuant to a duly appointed resolution of its Managing Director, hereby designate, constitute and appoint:

ARMANDO T. BELLY, JODYE ANZALOTTA, MARYANN CANFIELD, SEAN CULLINAN, RICHARD D. HOLAHAN, JR. AND ROBERT SOROS

acting, singly and not jointly, as its true and lawful agent and attorney in fact for the purpose of executing in its name, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities or other investments, and any other documents relating or ancillary thereto, including but not limited to, all documents relating to filings with the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act including, without limitation: (a) any acquisition statements on Schedule 13D or
Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(k), and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Forms 3, Form 4 or Form 5 and
(2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

Each attorney-in-fact is hereby authorized and empowered to perform all other acts and deeds, which he or she in his or her sole discretion deems necessary or appropriate to carry out to the fullest extent the terms and the intent of the foregoing. All prior acts of each attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

IN WITNESS WHEREOF, the Company has caused this document to be executed this 13th day of February, 2002.


                                       QUANTUM INDUSTRIAL PARTNERS LDC


                                       /s/ Curacao Corporation Company N.V.
                                       -----------------------------------------
                                       Curacao Corporation Company N.V.
                                         Managing Director